UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2002

P.E. 5-31-02

SILVER STANDARD RESOURCES INC.
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Silver Standard Resources Inc. – News Release #02-08 dated May 1, 2002
- Silver Standard Resources Inc. – News Release #02-09 dated May 10, 2002
- Form 53-901F, Material Change Report dated May 13, 2002, with attachment
- Form 53-901F, Material Change Report dated May 13, 2002, with attachment
- BC Form 45-902F, Report of Exempt Distribution dated May 17, 2002
- Alberta Securities Commission Form 20, Report of Exempt Distribution, dated May 17, 2002
- Form 45-102F2, Multilateral Instrument 45-102, Resale of Securities, dated May 21, 2002
- Silver Standard Resources Inc. – News Release #02-10 dated May 23, 2002
- 1st Quarter Report, Form 51-901F, dated May 30, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

Date: June 4, 2002 By:

[signature]
Linda J. Sue, Corporate Secretary

L:\LJS\Docs\Forms\2001\SSR-Form6k-June.doc

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

May 1, 2002
News Release 02-08

Trading Symbols:
NASDAQ SmallCap: SSRI
CDNX: SSO

HIGH GRADE SILVER INTERSECTED AT SAN MARCIAL PROPERTY IN MEXICO

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report intersections of high-grade silver within a halo of lower grade silver values in the recently completed drill program on the San Marcial silver property. The project, located approximately 90 kilometres east of Mazatlan, Mexico, has been optioned from Gold-Ore Resources Ltd. of Vancouver, B.C.

The objective of this program was to evaluate the down dip extensions of high-grade mineralization identified in earlier surface sampling. Consisting of eight core drill holes totalling 1,084 metres, the program targeted three parallel high-grade silver veins between the previously identified San Marcial SE and San Marcial NW areas. The drilling tested 380 metres of strike length of the vein zones to a depth of 150 metres. Significant high-grade results are as follows:

Hole Number	From (metres)	To (metres)	Core Length (metres)	Silver (in g/tonne)	Silver (oz./ton)	Lead (%)	Zinc (%)
SM-02-1	9.0	27.0	18.0	41.0	1.2	0.04	0.12
SM-02-2	9.0	12.0	3.0	186.0	5.4	0.12	0.22
SM-02-3	**30.0**	**34.5**	**4.5**	**1,592.3**	**46.5**	**0.28**	**0.42**
SM-02-4	113.0	116.0	3.0	105.0	3.1	0.03	0.09
SM-02-5	**117.0**	**124.5**	**7.5**	**938.7**	**27.4**	**0.56**	**0.89**
SM-02-6	33.3	39.3	6.0	209.3	6.1	0.14	0.29
SM-02-6	**97.5**	**100.3**	**2.8**	**1,317.0**	**38.5**	**0.02**	**0.25**
SM-02-7	52.0	57.5	5.5	620.0	18.1	0.30	0.53
SM-02-7	**66.5**	**71.0**	**4.5**	**2,205.3**	**64.4**	**1.23**	**1.83**
SM-02-8	*Zone not intersected*						

All analyses were completed by ALS Chemex Laboratories in North Vancouver, B.C. Analyses were done by fire assay with AA finish, and gravimetric finish when silver assays were greater than 100 parts per million (ppm).

Under amendments to dates in the option agreement with Gold-Ore, Silver Standard can exercise its option to earn a 50% interest through cash payments totalling US$29,000 and exploration expenditures of at least US$175,000 by June 30, 2002 (amended from April 30, 2002).

Silver Standard may then earn up to a 100% in Gold-Ore's option by July 15, 2002 (amended from May 31, 2002), by either issuing 200,000 common shares of Silver Standard with a value of at least US$350,000 or paying to Gold-Ore US$350,000 in cash and common shares of Silver Standard with at least US$150,000 in cash.

Gold-Ore and Silver Standard will be evaluating the results of this drill program, along with other data, prior to Silver Standard undertaking a follow-up drill program with the objective of outlining a significant silver resource on the property.

Silver Standard is a well-financed silver resource company with core projects located in Argentina, Chile, Australia and the United States.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Some of the statements contained in the company's news releases may be forward-looking statements such as resource estimates and the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Silver Standard's SEC Form 20F as amended.

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

May 10, 2002
News Release 02-09

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD CLOSES $16.8 MILLION PRIVATE PLACEMENT

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report today the closing of a C$16,800,000 private placement of 4,200,000 units at a price of C$4.00 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of C$4.80 into one common share of Silver Standard for two years from the date of closing.

The common shares and any shares issued on payment of finder's fees or exercise of warrants are subject to a four-month hold period that expires at midnight, September 10, 2002.

Silver Standard now has over C$22 million (C$0.60 per share) in working capital. Near-term uses of proceeds include drilling expected to commence shortly at Challacollo in Chile and San Marcial in Mexico, with further drilling planned in the fall at Bowdens in Australia and Manantial Espejo in Argentina. In addition, the company will continue to acquire silver-dominant projects to increase shareholder leverage to silver.

Silver Standard is a well-financed and significant silver resource company with core projects located in Argentina, Chile, Australia, United States and Mexico.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   May 1, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on May 1, 2002.

4. Summary of Material Change
   Silver Standard Resources Inc. reports intersections of high-grade silver within a halo of lower grade silver values in the recently completed drill program on the San Marcial silver property.

5. Full Description of Material Changes

   See attached news release 02-08.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 13th day of May, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

May 1, 2002

News Release 02-08

Trading Symbols:
NASDAQ SmallCap: SSRI
CDNX: SSO

HIGH GRADE SILVER INTERSECTED AT SAN MARCIAL PROPERTY IN MEXICO

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report intersections of high-grade silver within a halo of lower grade silver values in the recently completed drill program on the San Marcial silver property. The project, located approximately 90 kilometres east of Mazatlan, Mexico, has been optioned from Gold-Ore Resources Ltd. of Vancouver, B.C.

The objective of this program was to evaluate the down dip extensions of high-grade mineralization identified in earlier surface sampling. Consisting of eight core drill holes totalling 1,084 metres, the program targeted three parallel high-grade silver veins between the previously identified San Marcial SE and San Marcial NW areas. The drilling tested 380 metres of strike length of the vein zones to a depth of 150 metres. Significant high-grade results are as follows:

Hole Number	From (metres)	To (metres)	Core Length (metres)	Silver (in g/tonne)	Silver (oz./ton)	Lead (%)	Zinc (%)
SM-02-1	9.0	27.0	18.0	41.0	1.2	0.04	0.12
SM-02-2	9.0	12.0	3.0	186.0	5.4	0.12	0.22
SM-02-3	**30.0**	**34.5**	**4.5**	**1,592.3**	**46.5**	**0.28**	**0.42**
SM-02-4	113.0	116.0	3.0	105.0	3.1	0.03	0.09
SM-02-5	**117.0**	**124.5**	**7.5**	**938.7**	**27.4**	**0.56**	**0.89**
SM-02-6	33.3	39.3	6.0	209.3	6.1	0.14	0.29
SM-02-6	**97.5**	**100.3**	**2.8**	**1,317.0**	**38.5**	**0.02**	**0.25**
SM-02-7	52.0	57.5	5.5	620.0	18.1	0.30	0.53
SM-02-7	**66.5**	**71.0**	**4.5**	**2,205.3**	**64.4**	**1.23**	**1.83**
SM-02-8	*Zone not intersected*						

All analyses were completed by ALS Chemex Laboratories in North Vancouver, B.C. Analyses were done by fire assay with AA finish, and gravimetric finish when silver assays were greater than 100 parts per million (ppm).

Under amendments to dates in the option agreement with Gold-Ore, Silver Standard can exercise its option to earn a 50% interest through cash payments totalling US$29,000 and exploration expenditures of at least US$175,000 by June 30, 2002 (amended from April 30, 2002).

Silver Standard may then earn up to a 100% in Gold-Ore's option by July 15, 2002 (amended from May 31, 2002), by either issuing 200,000 common shares of Silver Standard with a value of at least US$350,000 or paying to Gold-Ore US$350,000 in cash and common shares of Silver Standard with at least US$150,000 in cash.

Gold-Ore and Silver Standard will be evaluating the results of this drill program, along with other data, prior to Silver Standard undertaking a follow-up drill program with the objective of outlining a significant silver resource on the property.

Silver Standard is a well-financed silver resource company with core projects located in Argentina, Chile, Australia and the United States.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Some of the statements contained in the company's news releases may be forward-looking statements such as resource estimates and the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Silver Standard's SEC Form 20F as amended.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

Silver Standard Resources Inc.
#1180 - 999 West Hastings Street
Vancouver, B.C. V6C 2W2

2. Date of Material Change

May 10, 2002

3. Press Release

A news release was issued in Vancouver, B.C. on May 10, 2002.

4. Summary of Material Change

Silver Standard Resources Inc. reports the closing of a C$16,800,000 private placement of 4,200,000 units at a price of C$4.00 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of C$4.80 into one common share of Silver Standard for two years from the date of closing.

5. Full Description of Material Changes

See attached news release 02-09.

6. Reliance on Section 85(2) of the Act

N/A

7. Omitted Information

NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 13th day of May, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

May 10, 2002
News Release 02-09

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD CLOSES $16.8 MILLION PRIVATE PLACEMENT

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report today the closing of a C$16,800,000 private placement of 4,200,000 units at a price of C$4.00 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of C$4.80 into one common share of Silver Standard for two years from the date of closing.

The common shares and any shares issued on payment of finder's fees or exercise of warrants are subject to a four-month hold period that expires at midnight, September 10, 2002.

Silver Standard now has over C$22 million (C$0.60 per share) in working capital. Near-term uses of proceeds include drilling expected to commence shortly at Challacollo in Chile and San Marcial in Mexico, with further drilling planned in the fall at Bowdens in Australia and Manantial Espejo in Argentina. In addition, the company will continue to acquire silver-dominant projects to increase shareholder leverage to silver.

Silver Standard is a well-financed and significant silver resource company with core projects located in Argentina, Chile, Australia, United States and Mexico.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   4,280,640 common shares.

4. Date of the distribution(s) of the security.

   May 10, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   Sections 45(2)(5) and 74(2)(4) of the Act and BC Instrument 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$1,724,920

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)	
Global Resource Investments Ltd. 7770 El Camino Real Carlsbad, CA 92009	80,640 units	$4.00 per unit	• Wilmer Allen • Bridge Finance Ltd. • Douglas Casey • David Dawson • Paul & Mary Jane Engeling • Exploration Capital Partners 2000 Limited • Exploration Capital Partners Limited Partnership • Growth Ventures Inc. Pension Plan and Trust • Robert L. Hays • K & B Financial, Inc.	• Steven Lantier • Daniel Martinez • Jaime Matta • Russell McDougal • Herman Odum • Paul Odum • PanAmerica Capital Group, Inc. • Keith Presnell • Prudent Bear Fund • Robert and Avis Skinner • Southern Minnesota Broadcasting Co.
Mesirow Financial Inc. 350 North Clark Street Chicago, IL 60610	$31,174.20	N/A	• Jordan Scher • Frederick Scher • Steven Perlman	• Peter Mason • James Desnick • Lawrence Cohen
Neidiger Tucker & Bruner 1675 Larimer Street, Suite 600 Denver, CO 80202	$44,400.00	N/A	• Charles Sitzes • Johna Sitzes • William Scott Selden • John Bennett Selden • John Marsh	• Roger W. Isbell • Ira J. Gentle • Londell A. Bunting • Kenneth W. Anderson
Raymond James Ltd. 1000 – 601 West Hastings Street Vancouver, B.C. V6B 5E2	$22,072.40	N/A	• Vertex One Asset Management Inc.	

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 17th day of May, 2002.

SILVER STANDARD RESOURCES INC.
Name of Issuer *(please print)*

Per: [signature]
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 20
The *Securities Act*

Report Under Section 132(1) of the *Securities Act* of a Trade Made Under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

1 Full name and address of the Vendor.

Silver Standard Resources Inc.

#1180 - 999 West Hastings Street, Vancouver, BC V6C 2W2

2 Name and address of the issuer of the security traded and description of the security.

Silver Standard Resources Inc.

#1180 - 999 West Hastings Street, Vancouver, BC V6C 2W2

3 Date of trade(s). May 10, 2002

4 Amount or Number of Securities purchased. 35,000 units (each unit comprised of one common share and one common share purchase warrant)

5 The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

* See attached Schedule "A"

* The securities are subject to a 4-month hold under multilateral Instrument 45-102

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

N/A

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

$140,000

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C.

this 17 day of May,

20 02

Silver Standard Resources Inc.
(name of vendor or agent – please print)

Signature

Corporate Secretary
(official capacity - please print)

Linda J. Sue
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Mr. Wilmer Allen 437 East 1730 North Orem, UT 84097 USA	40,000	$4.00	$160,000	BC Instrument 72-503
Mr. Kenneth Anderson 30031 Troutdale Ridge Rd. Evergreen, CO 80439 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Terry Athas 1110 Glenview Road Glenview , IL 60025 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Jason Bailey 17 Edgeridge Mews, NW Calgary, AB T3A 6A8 Canada	10,000	$4.00	$40,000	MI 45-103
Mr. John Barrett #2603 - 1150 Jervis Street Vancouver , BC V6E 2C8 Canada	20,000	$4.00	$80,000	MI 45-103
Mr. Philip Bedell P.O. Box 1645 2209 West Burlington Avenue Fairfield, IA 52556 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. Jonathan Blumberg 6508 N. Kimball Avenue Lincolnwood, IL 60712 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. James Braha 680 Fox Street Longboat Key, FL 34228 USA	50,870	$4.00	$203,480	BC Instrument 72-503
Bridge Finance Ltd. Seestrasse 62 8806 Baech, Switzerland	11,000	$4.00	$44,000	BC Instrument 72-503
Mr. Londell Bunting 21529 Weld County Road #52 Greenley, CO 80621 USA	24,000	$4.00	$96,000	BC Instrument 72-503
Mr. Douglas Casey 4725 Capital Creek Road Old Snowmass, CO 81654 USA	40,000	$4.00	$160,000	BC Instrument 72-503
Mr. Jeffrey Cohen 2609 Holman Avenue Silver Spring, MD 20910 USA	11,000	$4.00	$44,000	BC Instrument 72-503
Mr. Lawrence Cohen c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	40,000	$4.00	$160,000	BC Instrument 72-503
Dr. Thomas Cronin 615 Glenayre Drive Glenview , IL 60025 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Dana Dabney 121 Old McHenry Road Hawthorn Woods , IL 60047 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. David Dabney 1330 Pimlico Libertyville, IL 60048 USA	10,000	$4.00	$40,000	BC Instrument 72-503

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Mr. William Darnell 2431 Cobblewood Drive North Brook, IL 60062 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Otto Dauber 1869 NW 97th Avenue Box 528 Miami, FL 33172 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. David Dawson 967 Hymettus Avenue Encinitas, CA 92024 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. Adrian Day Attention: Heinz Thomas 900 Bestgate Road, Suite 405 Annapolis , MD 21401 USA	40,000	$4.00	$160,000	BC Instrument 72-503
Mr. James Desnick c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	100,000	$4.00	$400,000	BC Instrument 72-503
Mr. Martin Doyle 9 Orchard Lane Golf, IL 60029 USA	80,000	$4.00	$320,000	BC Instrument 72-503
Mr. Robert Doyle 196 Spring Avenue Glen Ellyn, IL 60137 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. William Doyle 216 Myrtle Winnetka, IL 60093 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. & Mrs. Paul & Mary Jane Engeling 8110 Blase Road Rosenberg, TX 77471 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Exploration Capital Partners 2000 Limited Partnership 8375 West Flamingo Blvd., Suite 200 Las Vegas, NV 89117 USA	300,000	$4.00	$1,200,000	BC Instrument 72-503
Exploration Capital Partners Limited Partnership 8375 West Flamingo Blvd., Suite 200 Las Vegas, NV 89117 USA	315,000	$4.00	$1,260,000	BC Instrument 72-503
Mr. Sam Farling #5G-2000 North Court Fairfield , IA 52556 USA	25,000	$4.00	$100,000	BC Instrument 72-503
Mr. Rajiv Fernando 2109 N. Damen Chicago, IL 60647 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Florence Munday & Otis Munday Foundation #206 - 4400 Dominion Street Burnaby, BC V5G 4G3 Canada	7,750	$4.00	$31,000	MI 45-103
Mr. Jack Forbes c/o Kilroys 4340 S. Grand Canyon Las Vegas, NV 89147 USA	13,000	$4.00	$52,000	BC Instrument 72-503

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Ms. Jennifer Gallagher 600 Windsor Road Glenview, IL 60025 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Eng Kien Gan 8, Jalan Chelagi Damansara Heights Kuala Lumpur, 50490 MALAYSIA	50,000	$4.00	$200,000	BC Instrument 72-503
Mr. Ira Gentle 7565 S. Rosemary Circle Centennial, CO 80112 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Kevin Golden 1130 Donegal North Brook, IL 60062 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Growth Ventures Inc. Pension Plan and Trust 14 Red Tail Dr. Highlands Ranch, CO 80126 USA	25,000	$4.00	$100,000	BC Instrument 72-503
Halcorp Capital Ltd. 7928 Rowland Road Edmonton , AB T6A 3W1 Canada	25,000	$4.00	$100,000	MI 45-103
Mr. Michael Hampton 178 Holland Park Avenue London, England W11-4UH United Kingdom	12,500	$4.00	$50,000	BC Instrument 72-503
Mr. James Harrison 505 N. Lake Shore Drive Unit 3905 Chicago, IL 60611 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Robert Hays 69 Matai Street Castlecliff, Wanganui New Zealand	20,000	$4.00	$80,000	BC Instrument 72-503
Ms. Laura Healey 4808 Upper Terrace Minneapolis, MN 55435 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Thomas Healey Crown Bank c/o John Healey 6600 France Ave. S., #125 Edina, MN 55435 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Max Holtby 7795 Falcon Crescent Mission, BC V2V 3A8 Canada	2,000	$4.00	$8,000	S.74(2)(9) of the Act
Mr. Hans Homburger 13797 Le Bateau Isle Palm Beach Gardens, FL 33410 USA	25,000	$4.00	$100,000	BC Instrument 72-503
Mr. Jeffrey Homburger 152 E. 94th Street #9A New York, NY 10128 USA	100,000	$4.00	$400,000	BC Instrument 72-503
Ms. Rebecca Hougher 2164 Westhills Drive Fairfield, IA 52556 USA	30,000	$4.00	$120,000	BC Instrument 72-503

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Mr. Roger Isbell 3000 Hot Springs Blvd Las Vegas, NM 87701 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Isle of Man Assurance Ltd. IOMA House, Hope Street Douglas, IM1 1AP ISLE OF MAN British Isles	10,000	$4.00	$40,000	BC Instrument 72-503
K & B Financial, Inc. 26529 Sheldon Ave Santa Clarita, CA 91351 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. & Mrs. Jack & Louise Kenney 48 Woodside Drive Tabernacle, NJ 08088 USA	120,000	$4.00	$480,000	BC Instrument 72-503
Mrs. Juanita Knauf 7913 Woodwind N.E. Albuquerque, NM 87109 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Steven Lantier 2101 Morning Star Edmond, OK 73034 USA	12,000	$4.00	$48,000	BC Instrument 72-503
Mr. Andrew Lesnik 265 Patterson Drive Myrtle Beach, SC 29572 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. John Marsh 1323 Pacific Beach Dr. #F San Diego, CA 92109 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. Daniel Martinez 14319 Ramona Blvd. Baldwin Park, CA 91706 USA	4,000	$4.00	$16,000	BC Instrument 72-503
Mr. Peter Mason c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. Jaime Matta El Vigia # 25 Ponce, Puerto Rico 00731 USA	30,000	$4.00	$120,000	BC Instrument 72-503
Mr. Lee McDonald 15 Niblick Club Cody, WY 82414 USA	480,000	$4.00	$1,920,000	BC Instrument 72-503
Mr. Russell McDougal 402 Blanton Road Atlanta, GA 30342 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Stephen McKnight Appleton Papers, Inc. 825 E. Wisconsin Avenue Appleton, WI 54912-0359 US	10,000	$4.00	$40,000	BC Instrument 72-503
Mr Kenneth McNaughton P6-1827 West 3rd Avenue Vancouver , BC V6B 3G2 Canada	35,000	$4.00	$140,000	S. 74(2)(9) of the Act

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Media Communication SA c/o Boub and Partner Neugasse 14 CH-9401 Rorschach, Switzerland	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Terry Meier 2110 East Flamingo Road Suite 204 Las Vegas, NV 89119 USA	4,000	$4.00	$16,000	BC Instrument 72-503
Mr. William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5 Canada	15,000	$4.00	$60,000	S. 74(2)(9) of the Act
Mr. Ross Mitchell 5831 Wallace Street Vancouver , BC V6N 2A3 Canada	20,000	$4.00	$80,000	S. 74(2)(9) of the Act
Mr. Robert Moore 7805 W. Gregory Chicago, IL 60656 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Ms. Gaylene Munday #206 - 4400 Dominion Street Burnaby, BC V5G 4G3 Canada	30,000	$4.00	$120,000	S. 74(2)(4) of the Act
Mr. Maxwell Munday Ste. 206 4400 Dominion Street Burnaby, BC V5G 4G3 Canada	130,000	$4.00	$520,000	S. 74(2)(4) of the Act
Mr. Otis Munday #206 - 4400 Dominion Street Burnaby, BC V5G 4G3 Canada	22,250	$4.00	$89,000	MI 45-103
North Andover Insurance Agency Inc. 9 Waverly Road North Andover, MA 01845 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Andrew O'Shea 104 Wren Drive Suffield, CT 06078-1816 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Brian O'Shea 16 Chestnut Street Monson, MA 01057 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Daniel O'Shea 7439 Midland Rd. Independence, OH 44131-6359 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Herman Odum 854 N. Mount Juliet Road Mount Juliet, TN 37122 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Paul Odum 3087 Brandau Road Hermitage, TN 37076 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Michael Onufry 9276 Gale Road Otisville, MI 48463 USA	5,000	$4.00	$20,000	BC Instrument 72-503

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
PanAmerica Capital Group, Inc. World Trade Centre 12th Floor, Office 1201 Republic of Panama, Panama	140,000	$4.00	$560,000	BC Instrument 72-503
Mr. Anthony Papageorge 1004 Wesley Avenue Evanston, IL 60202 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Steven Perlman c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	7,000	$4.00	$28,000	BC Instrument 72-503
Mr. Keith Presnell 249 Pacific Avenue Solana Beach, CA 92075 USA	45,000	$4.00	$180,000	BC Instrument 72-503
Prudent Bear Fund 8140 Walnut Hill Lane, #300 Dallas, TX 75231 USA	75,000	$4.00	$300,000	BC Instrument 72-503
Puplava Securities, Inc. Attn: Scott Middleton 12255 Parkway Centre Drive Poway, CA 92064 USA	507,400	$4.00	$2,029,600	BC Instrument 72-503
Mr. Robert Quartermain #723-666 Leg-in-Boot Square Vancouver , BC V5Z 4B3 Canada	50,000	$4.00	$200,000	S. 74(2)(9) of the Act
Stiftung Felix Raetia c/o Buob and Partner Neugasse 14 CH-9401 Rorschach, Switzerland	40,000	$4.00	$160,000	BC Instrument 72-503
Mr. Mark Reed 995 Ogden Street Coquitlam, BC V3C 3P2 Canada	700	$4.00	$2,800	MI-45-103
Ms. Janet Reid 13 Overlook Drive Golf, IL 60029 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr Stewart Reid #5 - 2435 W. 2nd Avenue Vancouver , BC V6K 1J5 Canada	2,500	$4.00	$10,000	MI-45-103
Robert Hughes Trust 800 Standard Building, 1370 Ontario Cleveland, OH 44113 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Gregg Rodriguez 6041 242nd Avenue Paddock Lake, WI 53168 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Greg Santarelli 1812 Martin Luther, Unit B Arlington, TX 76010 USA	7,000	$4.00	$28,000	BC Instrument 72-503
Mr. Frederick Scher c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	17,000	$4.00	$68,000	BC Instrument 72-503

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Mr. Jordan Scher c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. Karl Schreiber 5100 Miller Road Brecksville, OH 44141 USA	30,000	$4.00	$120,000	BC Instrument 72-503
Dr. J. Schwartz, Jr. 503 Highland Drive Danville, CA 94526 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. Gerald Segal 7559 San Miguel Way Naples, FL 34109 USA	30,000	$4.00	$120,000	BC Instrument 72-503
Mr. John Bennett Selden 28609 Pine Drive Evergreen, CO 80439 USA	20,000	$4.00	$80,000	BC Instrument 72-503
Mr. William Scott Selden 28609 Pine Drive Evergreen, CO 80439 USA	40,000	$4.00	$160,000	BC Instrument 72-503
Ms. Marisa Shadday 70 Hemmelskamp Road Wilton, CT 06897 USA	30,000	$4.00	$120,000	BC Instrument 72-503
Mr. Randy Shannon 21252 S.E. Foster Boring, OR 97009 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Robert Shapiro 221 Haggetts Pond Road Andover, MA 01810 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Mr. Daniel Simon c/o David Wiegman Ste. 2406 - 30 S. Wacker Drive Chicago, IL 60606 USA	100,000	$4.00	$400,000	BC Instrument 72-503
Mr. Charlie Sitzes Hwy 94, 10 1/2 MM P.O. Box 909 Rociada, NM 87742 USA	25,000	$4.00	$100,000	BC Instrument 72-503
Ms. Johna Sitzes Hwy. 94, 10 1/2 MM P.O. Box 909 Rocianda, NM 87742 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Robert N. Skinner & Avis H. Skinner 8710 Williamshire E. Avenue Indianapolis, IN 46260 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Andrew Smyth 3 Golf Lane Winnetka, IL 60093 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Southern Minnesota Broadcasting Co. 122 SW 4th Street Rochester, MN 55902 USA	20,000	$4.00	$80,000	BC Instrument 72-503

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Securitie (CDN)	Total Purchase Price (CDN)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Mr. Edmond Sue c/o Peoples Drug Mart 5 - 1595 Cliveden Avenue Delta, BC V3M 6M2 Canada	700	$4.00	$2,800	MI 45-103
Ms. Linda Sue 4739 Duncliffe Road Richmond, BC V7E 3N2 Canada	6,500	$4.00	$26,000	S. 74(2)(9) of the Act
Mr. Peter Sullivan 47 Boxford Street North Andover, Massachusetts 01845 USA	10,000	$4.00	$40,000	BC Instrument 72-503
T.M.H.C. Holdings Ltd. 33466 Balsam Avenue Mission, BC V2V 5W6 Canada	10,000	$4.00	$40,000	MI 45-103
Mr. Gary Turner 1367 Sanford Lane Glenview, IL 60025 USA	10,000	$4.00	$40,000	BC Instrument 72-503
Vertex One Asset Management Inc. 1920-1177 W. Hastings Street Vancouver , BC V6E 2K3 Canada	78,830	$4.00	$315,320	MI 45-103
Dr. Robert Walter 15326 Isabella Court Corpus Christi, TX 78418 USA	5,000	$4.00	$20,000	BC Instrument 72-503
Mr. Gary Wirt c/o Mesirow Financial Inc. 350 N. Clark Street Chicago, IL 60610 USA	3,000	$4.00	$12,000	BC Instrument 72-503
Mr. Keith Yavitt 1221 Ash Winnetka, IL 60093 USA	20,000	$4.00	$80,000	BC Instrument 72-503

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
Multilateral Instrument 45-102
RESALE OF SECURITIES

Complete 1 or 2.

1. Silver Standard Resources Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 10, 2002 of 4,280,640 common shares and 4,280,640 share purchase warrants of Silver Standard Resources Inc.,Silver Standard Resources Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *Name of Issuer* has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on *date* of *amount or number and type of securities* of *Name of Issuer*, became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 21st day of May, 2002.

SILVER STANDARD RESOURCES INC.

"Linda J. Sue"

By: Linda J. Sue,
Corporate Secretary

L\Docs\Forms\2002\ssr\Form 45-102F2-Apr 2002 PP - May 21.doc

999 West Hastings Street
Suite 1180
Vancouver, British Columbia Canada V6C 2W2
Telephone: 604 689 3846
Facsimile: 604 689 3847
Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

May 23, 2002
News Release 02-10

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD ACQUIRES INTEREST IN PIRQUITAS SILVER PROJECT, ARGENTINA

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to announce that it has reached agreement with Stonehill Capital Management of New York for the acquisition of a 43.4% interest in the Pirquitas Silver project in northern Argentina. Under the terms of the agreement, which remains subject to acceptance by the TSX Venture Exchange, Silver Standard will purchase 434 shares of Sunshine Argentina, Inc., a former subsidiary of Sunshine Mining and Refining Company ("Sunshine") and the holder of the rights to the Pirquitas Silver project.

The Pirquitas project as previously managed by Sunshine has a published proven and probable diluted reserve of 30.4 million tonnes grading 128 grams per tonne silver and 0.17% tin and 0.81% zinc for a total of 129 million ounces of silver, 53,000 tonnes of tin and 248,000 tonnes of zinc using a 40 gram per tonne silver cutoff. The 43.4% interest represents a total of 59 million ounces of proven and probable reserves. Silver Standard has agreed to pay US$4.34 million on closing, comprised of US$3 million cash and a convertible note with a one year term and a 10% interest rate, convertible at the election of Stonehill into shares of Silver Standard at a price of $5.80 per share, being the closing price of the company's shares on Friday, May 17, 2002.

The overall resource available for mining for the main Pirquitas deposit is 27.983 million tonnes at a grade of 161 grams of silver per tonne for a total of 144,750,000 ounces as calculated by MDA of Reno. In addition to this resource, Sunshine had identified jig tails on the property totalling 593,000 tonnes at 234 grams per tonne of silver, 0.37% tin and 0.13% zinc containing 4.4 million ounces. Sunshine also identified further pit area resources of 22.8 million tonnes at 83 grams per tonne silver, 0.6% tin and 0.36% zinc for an additional 60.8 million resource ounces. These estimates for the jig tails and further pit resources external to the MDA calculated resource have yet to be confirmed by independent third parties, however, they speak to the fact that the property has significant on-site exploration potential. The MDA resource, along with the jig tails and further pit area resources, total 209 million resource ounces in all categories of silver or 90 million resource ounces of silver to Silver Standard for the 43.4% interest. The purchase price therefore is US$0.07 per reserve ounce or US$0.05 per resource ounce, which fits within Silver Standard's purchase criteria. Silver represents 70% of the metal value of the deposit and no purchase price value has been attributed to the tin or zinc, which represent the other 30% of the metal value of the project.

The Pirquitas project is located 355 kilometres northwest of the city of San Salvador de Jujuy in northern Argentina. The property has seen production from 1933 up to 1990 during which time it produced some 27,300 tonnes of tin and 777,600 kilograms (23 million ounces) of silver from twelve underground mines which were active in the Pirquitas area. The property was purchased by Sunshine in 1995, and Sunshine has spent in excess of US$25 million outlining the resource on the property and completing a feasibility study in 1999, with supplemental feasibility work in 2000. Sunshine has purchased all of the surface rights covering the mineralization and mill and plant facilities and the project is owned 100% and is unencumbered by any royalties other than those payable to the state.

The property has all permits necessary for production and an operating permit was granted in July 1999. Under the Sunshine feasibility study, capital costs for the project are estimated at US$133 million with mine construction estimated to take 24 months. The mine is expected to produce 11 million ounces of silver per year as well as 3,200 tonnes of tin and 16,300 tonnes of zinc over a projected 9.3-year mine life. Sunshine estimated total cash operating costs at US$1.53 per ounce of silver after by-product credits. At US$5.50 per ounce silver, Sunshine had projected the project would have an acceptable rate of return.

Affiliates of Stonehill Capital and Highwood Partners L.P., creditors of Sunshine, earlier this year exercised their right to acquire 100% of Sunshine Argentina from Sunshine. Silver Standard has concluded its due diligence review of the project and has found Sunshine's work to be technically sound and professional. Silver Standard is of the opinion that much of the technical risk of the project has been addressed by the feasibility study. The company also believes that with current economic conditions in Argentina a review of the reserves and a revision to the feasibility study is in order to better refine the Sunshine numbers.

The Pirquitas project will complement Silver Standard's other Argentine projects, including its 100% interest in its Diablillos project as well as its 50% interest in the Manantial Espejo project in southern Argentina. There will be in-country synergies and cash savings with respect to the Pirquitas project and the current economic conditions in Argentina should in the long-term be positive with respect to project economics.

Affiliates of Highwood Partners of New York, which is a part of a US$2 billion family of funds, are the majority partner with a 56.6% interest in Pirquitas. Highwood Partners has agreed that Silver Standard will be operator of the project and, until such time as silver prices move up and warrant placing the property in production, the property will be kept on a care and maintenance basis and the costs will be shared pro rata.

The formal agreement and regulatory approvals for the transaction are anticipated for closing on or before June 14, 2002 at which time Silver Standard will then have total resources and reserves of 505 million ounces of silver and 600 million ounces on a silver-equivalent basis and over Cdn$18 million in cash. Silver Standard will continue to advance its projects with drill programs planned throughout this year at Challacollo, San Miguel, Bowdens and Manantial Espejo.

The Pirquitas project is one of a few significant undeveloped silver deposits in the world. Silver Standard is pleased that it has been able to acquire an interest in this fully permitted silver project and add it to its extensive silver property portfolio at a cost of only US$0.07 per reserve ounce.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT		
		Y	M	D
Silver Standard Resources Inc.	March 31, 2002	2002	05	30

ISSUER ADDRESS
#1180 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	B.C.	V6C 2W2	(604) 689-3847	(604) 689-3846

CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE

The schedule required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	05	30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED**		
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	05	30

Silver Standard Resources Inc.

Schedule "A"

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars, except number of shares)

	March 31, 2002 $ (unaudited)	December 31, 2001 $ (audited)
Assets		
Current assets		
Cash and cash equivalents	5,073	5,577
Accounts receivable	533	209
Prepaid expenses	156	178
	5,762	5,964
Reclamation deposits	98	110
Investments	377	100
Mineral property costs	40,964	39,136
Fixed assets	88	89
	47,289	45,399
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	336	422
Current portion of long-term debt	162	22
	498	444
Provision for reclamation	535	503
Long-term debt	136	143
Mineral property payable	1,633	3,326
Minority interest	-	45
	2,802	4,461
Shareholders' Equity		
Capital stock (note 3)		
Authorized		
100,000,000 common shares without par value		
Issued		
32,120,927 common shares (2001 – 30,913,953)	69,958	66,108
Value assigned to warrants and options	339	326
Deficit	(25,810)	(25,496)
	44,487	40,938
	47,289	45,399

Nature of operations (note 1)

Subsequent events (note 5)

Approved by the board of Directors:

"R.A. Quartermain" *"R.E. Gordon Davis"*

R.A. Quartermain
Director

R.E. Gordon Davis
Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

Schedule "A"

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three months ended March 31

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

	2002 $	2001 $
Expenses		
Property examination and exploration	36	17
Reclamation	5	8
Depreciation	6	5
General and administration	206	118
Professional fees	27	28
Salaries and employee benefits	74	72
	(354)	(248)
Other income (expenses)		
Investment income	29	41
Investment gain on sale	28	-
Gain on sale of mineral property	-	1
Gain on sale of subsidiary	-	-
Foreign exchange gain	(17)	13
	40	55
Loss for the period	(314)	(193)
Deficit - Beginning of period	(25,496)	(22,119)
Deficit – End of period	(25,182)	(22,312)
Weighted average number of shares outstanding	31,580,075	24,569,576
Basic and diluted loss per common share	(0.01)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

Schedule "A"

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

	2002 $	2001 $
Cash flows from operating activities		
Loss for the period	(314)	(193)
Items not affecting cash		
Depreciation	6	5
Donation made in shares	41	-
	(267)	(188)
Changes in non-cash working capital items - net of acquisitions		
Accounts receivable and prepaid expenses	(64)	(91)
Accounts payable and accrued liabilities	(177)	(4)
	(508)	(283)
Cash flows from financing activities		
Shares issued for cash	1,896	1,267
Share issue cash costs	-	-
Repayment of long-term debt	(7)	(2)
	1,889	1,265
Cash flows from investing activities		
Mineral property costs	(1,647)	(838)
Purchase of fixed assets	(5)	(5)
Proceeds on sale of fixed assets	-	43
Purchase of joint venture	34	-
Purchase of investment	(277)	-
Minority interest buy out	(2)	-
Reclamation deposit (advance) recovery	12	-
	(1,885)	(805)
Increase in cash and cash equivalents	(504)	177
Cash and cash equivalents - Beginning of period	5,577	3,309
Cash and cash equivalents - End of period	5,073	3,486

Supplemental disclosure of non-cash investing and financing activities		
Shares issued to extinguish mineral property payable	1,913	-
Shares issued for donation	41	-
Option value assigned to mineral property	13	-
	1,926	-

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Schedule "A"
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2002
(expressed in Canadian dollars - unaudited)

1. Nature of operations

The company is in the process of acquiring, exploring and developing silver mineral properties. The company plans to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share purchase warrants and options to meet its corporate administrative and property obligations for the coming year. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2. Significant accounting policies

(a) These interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

(b) Foreign exchange translation
Effective January 1, 2002 the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. There were no unamortized foreign exchange losses on long-term debt as at December 31, 2001 and consequently no adjustment to reduce opening retained earnings was necessary.

3. Outstanding shares and related information

(a) Shares
During the quarter ending March 31, 2002 the company issued 228,107 shares pursuant to the exercise of options, 514,920 shares pursuant to the exercise of warrants, 453,947 were issued relating to the acquisition of properties acquired in 2001 and 10,000 were issued for a donation. At March 31, 2002, there were 32,120,927 issued and outstanding common shares.

(b) Warrants
At March 31, 2002, 2,045,350 share purchase warrants were issued and outstanding at exercise prices ranging from $1.50 to $3.50 with weighted average remaining lives of 0.5 years to 1.6 years.

(c) Options
During the period ending March 31, 2002 the company granted 376,100 common share stock options to directors and employees and 8,900 to a non-employee of the company. The total number of options outstanding at the end of the quarter were 1,549,668, with prices ranging from $1.90 to $4.25 with weighted average remaining lines of 2.5 years to 4.7 years.

(expressed in Canadian dollars - unaudited)

Effective January 1, 2002, the company has adopted the new accounting standard for stock-based compensation. The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $541,000 pursuant to the share options issued in the current quarter. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

	Three months ended March 31, 2002 (unaudited)	
Net loss for the period	As reported	314,000
	Pro-Forma	855,000
Basic and diluted loss per share	As reported	0.01
	Pro-Forma	0.03

The fair values of options have been estimated using an option-pricing model with the following assumptions:

(i)	Average risk-free interest rate	3.5%	(iii)	Expected volatility	50%
(ii)	Expected life	2.5 years	(iv)	Expected dividends L	nil

Under the new accounting standard the 8,900 options granted to a non-employee were valued under the fair value method using the same option-pricing model assumptions. A $13,000 value has been reflected in the quarterly financials under shareholders' equity.

4. Segmented financial information:

	Three months ended March 31, 2002 (unaudited)				
	Canada	United States	Latin America	Australia	Consolidated
Fixed assets	82,000	--	5,000	1,000	88,000
Mineral property costs	3,649,000	6,705,000	15,829,000	14,781,000	40,964,000
	3,731,000	6,705,000	15,834,000	14,782,000	41,054,000

	Year ended December 31, 2001 (audited)				
	Canada	United States	Latin America	Australia	Consolidated
Fixed assets	82,000	–	6,000	1,000	89,000
Mineral property costs	3,649,000	6,411,000	14,375,000	14,701,000	39,136,000
	3,731,000	6,411,000	14,381,000	14,702,000	39,225,000

(expressed in Canadian dollars - unaudited)

5. Subsequent Events

(a) On March 27, 2002, the company closed its acquisition of Black Hawk Mining Inc.'s remaining interest in the Manantial Espejo project in southern Argentina by acquiring all of the shares of Compania Minera Altovalle S.A. and Minera Triton S.A. Altovalle and Minera Triton collectively own the Manantial Espejo silver-gold project. Concurrently, the company closed an agreement with Pan American Silver Corp. whereby Pan American purchased a 50% direct interest in Manantial Espejo by acquiring half of the shares of Altovalle and Minera Triton.

Pan American's acquisition cost was US $708,750 cash and 231,511 common shares (valued at US $1,250,000) which become free trading after a four-month hold period expires on July 27, 2002. The cash and common shares were paid to Black Hawk. Pan American and the company also shared equally a US $200,000 expense to eliminate a 1.2% net smelter royalty on the property.

The Company and Pan American have entered into a joint venture agreement and will share equally ongoing exploration costs. The company will manage the exploration phase and Pan American will manage feasibility and mine construction. In recognition of the company's historic exploration expenditures, Pan American will contribute the first US $3 million toward mine construction once a production decision is made. During mine production, the companies will form a joint venture company for operations and all costs will be shared equally.

(b) On May 10, 2002, the company closed a $16.8 million private placement of 4,200,000 units at a price of $4.00 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of $4.80 into one common share of the company for two years from the date of closing.

(c) On May 23, 2002, the company announced that it had reached agreement with Stonehill Capital Management of New York for the acquisition of a 43.4% interest in the Pirquitas Silver project in northern Argentina. Under the terms of the agreement, which remains subject to acceptance by the TSX Venture Exchange, the company will purchase 434 shares of Sunshine Argentina, Inc., a former subsidiary of Sunshine Mining and Refining Company and the holder of the rights to the Pirquitas Silver project. The 43.4% interest represents a total of 59 million ounces of proven and probable reserves. The company has agreed to pay US $4.34 million on closing, comprised of US $3.0 million cash and a convertible note with a one year term and a 10% interest rate, convertible at the election of Stonehill into shares of the company at a price of $5.80 per share, being the closing price of the company's shares on Friday, May 17, 2002.

The formal agreement and regulatory approvals for the transaction are anticipated for closing on or before June 14, 2002.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT		
		Y	M	D
Silver Standard Resources Inc.	March 31, 2002	2002	05	30

ISSUER ADDRESS				
#1180 – 999 West Hastings Street				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TEL. NO.**
Vancouver	B.C.	V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TEL. NO.**
Linda J. Sue		Corporate Secretary		(604) 484-8203
CONTACT EMAIL ADDRESS			**WEB SITE ADDRESS**	
lsue@silverstandard.com			www.silver-standard.com	

CERTIFICATE

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	05	30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED**		
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	05	30

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE "B" – SUPPLEMENTARY INFORMATION
For the Three Months Ended March 31, 2002

1. Mineral Property Costs:

	Bowdens	Bluey's	Diablillos	Challacollo	Manantial Espejo	Sulphurets	Candeleria	Shafter	San Marcial	Juncal	Pirquitas	Total
Balance, beginning of period	14,659,408	42,154	5,466,139	175,514	8,733,278	3,648,439	3,884,918	2,525,843	-	-	-	39,135,692
Administration	5,394	1,917	462	3,741	31,775	-	9,693	4,964	276	341	-	58,563
Assaying	-	-	-	17,356	20,229	-	-	-	301	-	-	37,886
Claim maintenance	-	-	-			-	-	-		-	-	-
Camp costs	-	-	-	-	16,074	-	-	-	-	-	-	16,074
Capital assets	-	-	-	-	6,562	-	-	-	-	-	-	6,562
Consulting	-	-	-	30,614	-	-	-	28,587	-	18,378	-	77,579
Core shed	-	-	-	-	2,880	-	-	-	-	-	-	2,880
Drafting	220	1,916	1,034	6,207	1,339	-	-	883	88	-	-	11,687
Drilling	-	-	-	147,223	-	-	-	-	174,815	-	-	322,038
Engineering	-	-	-			-	-			-	-	-
Environmental	-	-	-	-	-	-	-	9,937	-	-	-	9,937
Equipment rental	216	-	-	32,973	11,174	-	-	9,930	-	-	-	54,293
Geology consult	-	-	-	-	3,761	-	-	1,209	-	-	-	4,970
Geology salaries	25,461	1,500	2,459	18,160	59,147	-	3,802	-	882	2,459	1,068	114,938
Ground acquisition/finders ees	-	-	-	26,306	320,334	-	-	-	-	-	-	346,640
Insurance	1,217	-	-	-	-	-	-	4,105	-	-	-	5,322
Legal	622	-	14,611	27,813	10,853	-	56	2,942	365	7,000	-	64,262
Licenses/government fees	-	-	-	-	6,135	-	2,958	24	-	-	-	9,117
Living costs/travel	1,645	-	314	22,158	9,975	-	6,811	13,658	2,708	8,727	-	65,996
Metallurgical consulting/testing	618	-	-	-	-	-	83	-	-	-	-	701
Operators fee	-	-	-	-	(15,105)	-	-	-	-	-	-	(15,105)
Permitting		-	-			-	-			-	-	-
Option/lease payments	-	-	-	196,612	-	-	-	23,919	46,734	-	-	267,265
Property acquisition	-	-	-	-	-	-	-	43,010	-	-	-	43,010
Property taxes	-	-	-	59,720	-	-	26,059	3,059	-	-	-	88,838
Reclamation		-	-	-		-	-		-	-	-	-
Reclamation bond costs		-	-	-		-	-		-	-	-	-
Rent	6,854	-	-	-	1,478	-	-	31,022	-	-	-	39,354
Royalty buyout	-	-	-	-	161,021	-	-	-	-	-	-	161,021
Supervision project/labour	23,422	-	-	3,033	-	-	37,284	25,594	-	27	-	89,360
Supplies	3,980	-	58	762	2,433	-	302	4,649	-	239	-	12,423
Surveying	-	4,508	-	-	17,090	-	-	-	-	-	-	21,598
Value added tax	-	-	-	-	14,754	-	-	-	-	-	-	14,754
Vehicles maintenance/fuel	-	-	-	-	4,380	-	-	-	-	-	-	4,380
Recoveries	-	-	-	-	(107,685)	-	-	-	-	-	-	(107,685)
Costs for the period	69,649	9,841	18,938	592,678	578,604	-	87,048	207,492	226,169	37,171	1,068	1,828,658
Balance , end of period	14,729,057	51,995	5,485,077	768,192	9,311,882	3,648,439	3,971,966	2,733,335	226,169	37,171	1,068	40,964,350

Schedule of Administrative Costs: For the three months ended March 31, 2002. *(expressed in Canadian dollars).*

Bank charges	$ 2,819
Computer	8,184
Consulting fees	6,276
Director expenses	799
Donations	40,700
Dues and fees	1,825
Entertainment	45
Freight and couriers	811
Insurance	22,607
Investor relations - Advertising	4,342
Investor relations - Broker research services	2,462
Investor relations - Corporate directory listing	3,986
Investor relations - Head office salaries	33,321
Investor relations - Miscellaneous expenses	187
Investor relations - Shipping	210
Investor relations - Slide presentations	169
Investor relations - Special projects	4,948
Investor relations - Trade shows and conferences	10,920
Investor relations - Travel expenses	1,236
Investor relations - Web site maintenance	2,250
Listing and filing fees	7,371
Newhawk acquisition costs	3
Parking	365
Payroll administration fee	393
Photocopier expense	502
Postage	(1,123)
Property and franchise taxes	1,276
Rent	21,583
Shareholder relations - Annual meeting	430
Shareholder relations - Annual report	11,587
Shareholder relations - Mailing	7,028
Shareholder relations - Press releases	4,741
Shareholder relations - Special projects	1,351
Stationery and office supplies	4,421
Storage	561
Subscription and publications	310
Telephone and fax	2,470
Transfer agents	5,679
	217,044
Recoveries: Drafting	(3,615)
Recoveries: Administration and management fees	(7,500)
	$ 205,929

2. **Related Party Transactions:**

During the quarter ending March 31, 2002, the company recorded management fees and expense reimbursements of $45,311 from companies related by common management. At March 31, 2002, accounts receivable include $36,834 from the related parties.

Included in mineral property payable at March 31, 2002, was $1,434,150 payable to a company related by a director in common.

3. (a) Securities Issued During the Three months ended March 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Jan. 2, 2002	Common Shares	Option Exercise	2,303	$2.00	$4,606	Cash	N/A
Jan. 2, 2002	Common Shares	Option Exercise	25,797	$2.10	$54,174	Cash	N/A
Jan. 3, 2002	Common Shares	Option Exercise	10,000	$2.50	$25,000	Cash	N/A
Jan. 3, 2002	Common Shares	Option Exercise	2,300	$2.50	$5,750	Cash	N/A
Jan. 8, 2002	Common Shares	Option Exercise	37,700	$1.90	$71,630	Cash	N/A
Jan. 8, 2002	Common Shares	Option Exercise	10,000	$2.50	$25,000	Cash	N/A
Jan. 9, 2002	Common Shares	Option Exercise	10,000	$2.50	$25,000	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	12,707	$1.90	$24,143	Cash	N/A
Jan. 11, 2002	Common Shares	Warrant Exercise	44,570	$2.32	$103,402	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	30,000	$2.50	$75,000	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	1,300	$1.90	$2,470	Cash	N/A
Jan. 18, 2002	Common Shares	Property Acquisition	383,025	$4.2117 USD: $2.6107926	N/A (1)	Property Acquisition	N/A
Jan. 22, 2002	Common Shares	Warrant Exercise	35,000	$2.32	$81,200	Cash	N/A
Feb. 5, 2002	Common Shares	Option Exercise	33,000	$2.50	$82,500	Cash	N/A
Feb. 8, 2002	Common Shares	Option Exercise	5,000	$1.90	$9,500	Cash	N/A
Feb. 8, 2002	Common Shares	Warrant Exercise	6,000	$2.32	$13,920	Cash	N/A
Feb. 19, 2002	Common Shares	Donation	10,000	$4.07	N/A (2)	Donation	N/A
Feb. 28, 2002	Common Shares	Warrant Exercise	170,000	$2.32	$391,200	Cash	N/A
Feb. 28, 2002	Common Shares	Option Exercise	8,000	$2.50	$20,000	Cash	N/A
Mar. 13, 2002	Common Shares	Warrant Exercise	75,000	$3.00	$225,000	Cash	N/A
Mar. 14, 2002	Common Shares	Warrant Exercise	184,350	$3.00	$553,050	Cash	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Mar. 26, 2002	Common Shares	Property Acquisition	70,922	$4.23	N/A (3)	Property Acquisition	N/A
Mar. 27, 2002	Common Shares	Option Exercise	20,000	$2.50	$50,000	Cash	N/A
Mar. 28, 2002	Common Shares	Option Exercise	20,000	$2.50	$50,000	Cash	N/A

(1) Issued in connection with two US $500,000 payment obligations due June 30, 2002 and December 31, 2002, regarding the acquisition of the Diablillos property. The value assigned to the payments was $4.2117 per share or $1,613,200.
(2) Issued in connection with a corporate donation for the Pacific Mineral Museum Society.
(3) Issued in connection with the acquisition of the Candelaria property.

Total Common Shares Issued during the three months ended March 31, 2002: 1,206,974
Total Warrants Issued during the three months ended March 31, 2002: NIL

(b) Options Granted During the three months ended March 31, 2002:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 2, 2002	R.E. Gordon Davis	12,200	$4.25	Jan. 1, 2007
Jan. 2, 2002	Michelle Hawkey	5,000	$4.25	Jan. 1, 2007
Jan. 2, 2002	Max Holtby	15,400	$4.25	Jan. 1, 2007
Jan. 2, 2002	David Johnston	12,200	$4.25	Jan. 1, 2007
Jan. 2, 2002	Michael Kusnezov	15,500	$4.25	Jan. 1, 2007
Jan. 2, 2002	Paul LaFontaine	32,800	$4.25	Jan. 1, 2007
Jan. 2, 2002	Catherine McLeod-Seltzer	80,000	$4.25	Jan. 1, 2007
Jan. 2, 2002	Ken McNaughton	13,000	$4.25	Jan. 1, 2007
Jan. 2, 2002	William Meyer	12,200	$4.25	Jan. 1, 2007
Jan. 2, 2002	Ross Mitchell	26,900	$4.25	Jan. 1, 2007
Jan. 2, 2002	Tove Pedersen	10,000	$4.25	Jan. 1, 2007
Jan. 2, 2002	Ian Pringle	8,900	$4.25	Jan. 1, 2007
Jan. 2, 2002	Robert Quartermain	88,800	$4.25	Jan. 1, 2007
Jan. 2, 2002	Alex Ritchie	12,200	$4.25	Jan. 1, 2007
Jan. 2, 2002	Linda Sue	39,900	$4.25	Jan. 1, 2007
	TOTAL	**385,000**		

4. Summary of Securities as at March 31, 2002

(a) Authorized Capital 100,000,000 no par value common shares
(b) Issued and Outstanding 32,120,927 common shares
Amount $ 69,958,000

(c)

Options Outstanding		
Number	Exercise Price	Expiry Date
47,700	$2.50	October 7, 2004
15,000	$2.10	April 17, 2005
20,000	$2.09	June 5, 2005
87,968	$1.90	Dec. 28, 2005
544,000	$2.50	August 16, 2006
450,000	$3.01	November 6, 2006
385,000	$4.25	January 1, 2007
1,549,668		

Share Purchase Warrants Outstanding		
Number	Exercise Price	Expiry Date
600,000	$3.50	October 1, 2002
113,000	$1.50	Nov. 9, 2002
407,000	$2.32	June 25, 2003
925,350	$3.00	October 29, 2003
2,045 ,350		

Brokers Warrants Outstanding		
Number	Exercise Price	Expiry Date
NIL.		

(d) Total number of shares in escrow: Nil
Total number of shares subject to a pooling agreement: Nil

5. List of Directors and Officers as at May 30, 2002:

Directors:

R.E. Gordon Davis
David L. Johnston
Catherine McLeod-Seltzer
William Meyer
Robert A. Quartermain

Officers:

Robert A. Quartermain	President
Kenneth McNaughton	Vice President, Exploration
Ross A. Mitchell	Vice President, Finance
Linda J. Sue	Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE "C" – MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31,2002

TO THE SHAREHOLDERS:

Highlights

- Silver Standard acquired a 43.4% interest in the Pirquitas project in Argentina, which contains a resource of 129 million ounces as quoted by Sunshine Mining.
- Silver Standard optioned the San Marcial silver property in Mexico and intersected high-grade silver mineralization over significant widths in its due diligence drilling. A second program is now under way.
- On March 27, a series of agreements closed with the result that Silver Standard and Pan American Silver Corp. each hold a 50% interest in the Manantial Espejo silver-gold project in Argentina. Planning for drilling in the fall is now under way.
- Silver Standard reported increased indicated and inferred resources totalling 47.2 million ounces of silver at Challacollo in Chile, a significant increase from historic inferred resources of 22.5 million ounces of silver. A 2,200 meter reverse circulation drill program is now under way.
- The company's cash position is $23 million at the date of this report. This includes the proceeds of a private placement that closed on May 10 and raised $16.8 million before expenses. Kinross Gold Corporation also exercised warrants that added a further $2.1 million to Silver Standard's treasury.

Project Updates

Bowdens, New South Wales, Australia Silver Standard is planning the next phases of work in the fall leading to completion of its feasibility study. Site work will include completion of grid drilling of the flat-lying deposit on 25 meter by 25 meter centers. It will also involve bulk sample testing of mineralization from several areas of the deposit in order to complete metallurgical testwork that is necessary for process engineering design.

Manantial Espejo Project, Argentina During the quarter, the ownership of this important high-grade silver-gold project was restructured. On March 27, Silver Standard closed an agreement with Black Hawk Mining Inc. by which Silver Standard purchased Black Hawk's remaining interest in the Manantial Espejo silver-gold project in Argentina for US$2.0 million in cash or common shares.

The company closed a concurrent agreement to vend a 50% interest in Manantial Espejo to Pan American Silver Corp. of Vancouver, B.C. Pan American paid Black Hawk a combination of shares and cash valued at US$2.0 million in cash or common shares. Pan American agreed to certain joint venture expenditures described below and shared equally with the company a US$200,000 cost to eliminate a 1.2% net smelter royalty on the property.

The two companies have entered into a joint venture agreement to share costs equally from January 1, 2002, with Silver Standard continuing as operator during the exploration phase. A new resource estimate for the property is underway that will include results from a 5,000-meter drilling program completed in late 2001. The two companies are planning at least 6,000 meters of diamond drilling that is expected to commence in September, 2002.

Pan American will be operator during feasibility and mine construction and the two companies will form a joint venture company on commencement of production. In recognition of Silver Standard's exploration work to date, Pan American will contribute the first US$3.0 million toward mine construction once a production decision is made. After those expenditures are made, further investments will be shared equally.

The agreement with Pan American brings a strong proven mine operator to Manantial Espejo and signals Pan American's confidence in both the project and Argentina. From Silver Standard's perspective, Pan American's participation frees up capital for other potential acquisitions and will enable Silver Standard to continue with aggressive exploration at its silver-dominant projects at Challacollo in Chile and San Marcial in Mexico.

Candelaria Mine, Nevada, U.S.A. The company has assumed control from Kinross Gold Corporation of more of the day-to-day maintenance activities at this former producer that hosts a significant silver resource while Kinross completes its reclamation obligations. The process to re-assign titles of claims and permits to Silver Standard is continuing. As of the date of this report, Kinross has also exercised 600,000 warrants contributing $2.1 million to Silver Standard's working capital.

Shafter Project, Texas, U.S.A. The company now holds all nine permits required to commence mining, a significant milestone in the development of any new mine in the United States. Silver Standard also holds a low-cost option to purchase the 16:1 Mill located in Nevada. This 800 ton-per-day mill processed ore from Sunshine Mining and Refining Company's former Silver Peak Mine.

Sulphurets, British Columbia, Canada Silver Standard has entered into an option to purchase agreement with a private individual with respect to all of the company's interests in the Sulphurets gold-silver project, the Snowfield property and the Blue Ice claims, all in British Columbia. The optionee has agreed to pay cash of $3.8 million. Formal agreements have been completed and closing will take place on receipt of environmental releases from the Government of British Columbia. The company plans to redeploy these funds to advance core projects and acquire more silver-dominant projects.

New Acquisitions

San Marcial, Sinaloa, Mexico In January, Silver Standard optioned San Marcial from Vancouver-based Gold-Ore Resources Ltd. This silver project is situated in the Sierra Madre mountains east of Mazatlan in geology similar to the host rocks of Luismin's Tayoltita mine and Corner Bay Silver's Los Alamos project, both of which host significant silver-dominant resources.

A number of silver targets have been identified at San Marcial. The most advanced of these targets is the San Marcial SE and NW zone which extends for 450 metres along strike and is open in both directions and at depth. As part of its due diligence, the company financed a recently completed program consisting of eight core drill holes totalling 1,084 metres.

The program targeted three parallel high-grade silver veins between the previously identified San Marcial SE and San Marcial NW areas. The drilling tested 380 metres of strike length of the vein zones to a depth of 150 metres. Significant results included 64.5 ounces of silver per ton over 14.9 feet and 27.4 ounces of silver per ton over 24.8 feet.

The company believes there is excellent potential for San Marcial to meet its minimum project resources of 20 million ounces of silver. If Silver Standard is successful in achieving this target, the company's cash acquisition costs would be less than US$0.05 per ounce. Mobilization for a 1,400 metre reverse circulation program is now in progress with first assay results anticipated in July.

Pirquitas, Jujuy, Argentina Subsequent to the quarter, in May 2002, Silver Standard Resources announced an agreement with Stonehill Capital Management LLC to purchase its interest in the silver-tin Pirquitas mine in Argentina. Under the terms of the agreement, Silver Standard will pay a total of US$4.34 million for its 43.4% interest in Sunshine Argentina, Inc. The holder of the other 56.4% interest is an affiliate of Highwood Partners of New York, a part of a US $2 billion family of funds.

The Pirquitas project, as previously management by Sunshine, has a published proven and probable diluted reserve of 30.4 million tonnes grading 128 grams per tonne silver and 0.17% tin and 0.81% zinc for a total of 129 million ounces of silver, 53,000 tonnes of tin and 248,000 tonnes of zinc, using a 40 gram per tonne silver cutoff. The 43.4% interest represents a total of 59 million ounces of proven and probable reserves.

The overall resource available for mining for the main Pirquitas deposit is 27.983 million tonnes at a grade of 161 grams of silver per tonne for a total of 144,750,000 ounces as calculated by MDA of Reno. In addition to this resource, Sunshine had identified jig tails on the property totalling 593,000 tonnes at 234 grams per tonne of silver, 0.37% tin and 0.13% zinc containing 4.4 million ounces. Sunshine also identified further pit area resources of 22.8 million tonnes at 83 grams per tonne silver, 0.6% tin and 0.36% zinc for an additional 60.8 million resource ounces. These estimates for the jig tails and further pit resources external to the MDA calculated resource have yet to be confirmed by independent third parties, however, they speak to the fact that the property has significant on-site exploration potential. The MDA resource, along with the jig tails and further pit area resources, total 209 million resource ounces in all categories of silver or 90 million resource ounces of silver to Silver Standard for the 43.4% interest. The purchase price therefore is US$0.07 per reserve ounce or US$0.05 per resource ounce, which fits within Silver Standard's purchase criteria

Silver Standard and Highwood Partners have agreed to keep Pirquitas on a care and maintenance basis pending higher silver prices. Silver Standard will become operator on closing of formal agreements and regulatory approvals.

Management Discussion and Analysis of Financial Results

For the three months ended March 31, 2002, the company incurred a loss of $314,000 ($0.01 per share), compared to a loss of $193,000 ($0.01 per share) in 2001. Total expenses for the period were $354,000, which compares to the $248,000 expensed in the comparable period in 2001.

General and administration expenses for the quarter were $206,000 – an increase of $88,000 over the comparable period in 2001. Of the increase, $41,000 related to a donation made to the Pacific Mineral Museum with the balance relating to lower administration recoveries from others and higher insurance and investor relations costs.

Expenditures on properties that have been deferred during the quarter were $1,828,000 compared to $838,000 in the previous year. For the current period, $593,000 was spent relating to the Challacollo property, $579,000 on Manantial Espejo, $226,000 on San Marcial and $207,000 on Shafter.

During the quarter, $1,896,000 was raised through the exercise of stock options and warrants. Working capital at the end of the quarter was $5,264,000 compared to $5,520,000 at the beginning of the current year.

Outlook

With its strong financial position of $23 million, no material long-term debt and a significant silver resource base, the company will continue to pursue project acquisitions as well as advance its current projects to feasibility. We wish to acknowledge shareholders on three continents who participated in the recent private placement - it provides us with the strength to continue expanding and developing our silver holdings.

With drilling programs under way soon in Chile and Mexico, and additional drilling in Argentina and Australia in the fall, we expect to add value to the company's mineral assets. We will also monitor and acquire other low-cost silver projects to expand shareholder exposure to silver. These acquisitions will benefit all shareholders when the inevitable increase in silver prices takes place. Even this month of May, 2002, we have seen silver prices improve and a 100% increase in our share price since the start of the year. This demonstrates that our strategy continues to reward our shareholders. With the acquisition of a significant interest in Pirquitas, Silver Standard now controls in excess of 500 million ounces of silver in all categories (measured/indicated/inferred – mineralized material), making it one of a handful of companies in the world with such a silver resource.